JOHN H. LIVELY, Managing Partner
john.lively@practus.com
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211
(913) 660-0778

August 27, 2025

Mr. Raymond Be
Ms. Christina DiAngelo Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	World Funds Trust (File Nos. 333-288436 and 811-22172)

Dear Mr. Be and Ms. DiAngelo Fettig:

This letter provides the responses of World Funds Trust (the “Trust”) to the comments of the Accounting and Legal staff (the “Staff) of the U.S. Securities and Exchange Commission (the “Commission”) provided to Practus, LLP on August 25, 2025, and August 27, 2025. The comments related to N-14 of the Trust, which was filed on June 30, 2025, under the Securities Act of 1933, as amended (the “N-14”). The N-14 was filed to reorganize the Altegris/AACA Opportunistic Real Estate Fund, a series of Northern Lights Fund Trust into the LDR Real Estate Value-Opportunity Fund (the “Fund”), a series of World Funds Trust. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the N-14.

General Comments

1.	Comment: The table does not put comparable disclosures on the same line. For example, the two Funds’ 80% policies are on different rows. Similarly, on page 20, it appears one row compares the Target Fund’s manager-of-managers relief to the Acquiring Fund’s policy on taking short positions. Please arrange the table so that it allows investors to easily compare comparable provisions regarding the two Funds.

Response: The Trust has revised the disclosure in response to the Staff’s comments.

Accounting Comments

1.	Comment: The Staff references the response to prior Accounting Comment 6 and notes that it does not look like this change was made.

Response: The Trust has revised the disclosure in response to the Staff’s comments.

Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 27, 2025

2.	Comment: That Staff notes prior Accounting Comment 17 requested that the pro forma fee and expense table for the Acquiring Fund – Institutional Class reflects an amount of estimated recoverable expenses even though such amount is below the expense cap. The Staff notes that the Class I appears to be in a position to recapture previously waived expenses. Does the pro forma fee table for the Institutional shares assume any recapture of previously waived expenses? If not, please explain why. It appears as if the class would be able to recapture previously waived expenses up to the expense limit of 1.55%.

Response: Recoupment of previously waived expenses is not included in the pro forma expense table because the Fund would have to operate with total expenses at less than 1.00% in order to recoup expenses previously waived for the Acquiring Fund under its prior expense cap, which was discontinued in May 2024. Although the pro forma estimates that the Fund will operate under then expense cap of 1.55% for Institutional Class shares, the Fund will still be operating above the 1.00% cap previously in place for the Acquiring Fund when such expenses were waived.

3.	Comment: The Staff notes the response to prior Accounting Comment 22 stated “The disclosure has been updated to discuss Class I Shares of the Target Fund,” but we do not see that this change was made.

Response: The Trust has revised the disclosure in response to the Staff’s comments.

4.	Comment: The Staff references the response to prior Accounting Comment 23 and notes that it does not look like this change was made.

Response: The Trust has revised the disclosure in response to the Staff’s comments.

5.	Comment: The Staff references the response to prior Accounting Comment 24 regarding how the classes will be merged and notes that it does not look like this change was made.

Response: The Trust has revised the disclosure in response to the Staff’s comments.

6.	Comment: The Staff notes in the Capitalization Table that the net asset amounts have only been adjusted by 25,000 instead of the 250,000 of reorganization expenses. Please reconcile. In footnote one, disclose the per share impact of the 250,000 in reorganization expenses.

Response: The Trust has revised the disclosure in response to the Staff’s comments.

7.	Comment: The Staff references prior Accounting Comment 27 and notes that the Target Fund Financial Highlights introductory paragraph is missing for the Target Fund. This is required by Item 13 of Form N-1A.

Response: The Trust has revised the disclosure in response to the Staff’s comments.

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Mr. Raymond Be
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
August 27, 2025

8.	Comment: The Staff references prior Accounting Comment 29 that asks for narrative disclosure about material differences in accounting policies per Regulation S-X 6-11(d)(1)(iii). Please clarify what the third bullet point in the supplemental section was referencing.

Response: The Trust has deleted the third bullet.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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